Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Rapid7, Inc.:

We consent to the use of our report dated February 26, 2021, with respect to the consolidated balance sheets of Rapid7, Inc. and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2020, incorporated by reference herein.

Our report refers to the Company’s adoption of Accounting Standards Update 2016-02, Leases (Topic 842) as of January 1, 2019.

/s/ KPMG LLP

Boston, Massachusetts
February 26, 2021